Exhibit 5.1

Our ref  MUL/604688-000001/54440049v2

Ambarella, Inc.

PO Box 309, Ugland House

Grand Cayman

KY1-1104

Cayman Islands

29 March 2019

Dear Sirs

Ambarella, Inc.

We have acted as Cayman Islands counsel to Ambarella, Inc. (the “Company”) to provide this legal opinion in connection with the Company’s registration statement on Form S-8, including all amendments or supplements thereto (the “Form S-8”), filed with the United States Securities and Exchange Commission (the “Commission”) under the United States Securities Act of 1933 (the “Act”), as amended (the “Registration Statement”) relating to the reservation for issuance of: (i) 1,453,659 Ordinary Shares of the Company of a par value of US$0.00045 each (the “2012 Shares”), upon the granting of certain awards under the 2012 Equity Incentive Plan (the “2012 Plan”); (ii) 403,794 Ordinary Shares of the Company of a par value of US$0.00045 each (the “ESPP Shares” and, together with the 2012 Shares, the “Shares”), to be issued under the Amended and Restated 2012 Employee Stock Purchase Plan (the “ESPP” and together with the 2012 Plan, the “Plans”).

1	Documents Reviewed

We have reviewed originals, copies, drafts or conformed copies of the following documents, and such other documents as we deem necessary:

1.1

The certificate of incorporation dated 15 January 2004 and the amended and restated memorandum of association and the second amended and restated articles of association of the Company adopted on 14 September 2012 and effective immediately upon the closing of the Company’s initial public offering of its Ordinary Shares on 15 October 2012 (the “Memorandum and Articles”).

1.2

The minutes (the “Minutes”) of the meeting of the board of directors of the Company held on 28 August 2012 and the secretary’s certificate (the “Secretary’s Certificate”) certifying the resolutions passed at the meeting of the board of directors of the Company held on 28 February 2019 (together, the “Meetings”) and the corporate records of the Company maintained at its registered office in the Cayman Islands.

1.3	The written resolutions of the shareholders of the Company dated 21 September 2012 (the “Shareholder Resolutions”).

1.4	A certificate of good standing with respect to the Company issued by the Registrar of Companies (the “Certificate of Good Standing”).

1.5	A certificate from a director of the Company a copy of which is attached to this opinion letter (the “Director’s Certificate”).

1.6	The Plans.

1.7	The Registration Statement.

2	Assumptions

The following opinions are given only as to, and based on, circumstances and matters of fact existing and known to us on the date of this opinion letter. These opinions only relate to the laws of the Cayman Islands which are in force on the date of this opinion letter. In giving the following opinions, we have relied (without further verification) upon the completeness and accuracy of the Director’s Certificate and the Certificate of Good Standing. We have also relied upon the following assumptions, which we have not independently verified:

2.1

The Plans have been or will be authorised and duly executed and unconditionally delivered by or on behalf of all relevant parties in accordance with all relevant laws (other than, with respect to the Company, the laws of the Cayman Islands).

2.2

The Plans are, or will be, legal, valid, binding and enforceable against all relevant parties in accordance with their terms under the laws of the State of California (the “Relevant Law”) and all other relevant laws (other than, with respect to the Company, the laws of the Cayman Islands).

2.3

The choice of the Relevant Law as the governing law of the Plans has been made in good faith and would be regarded as a valid and binding selection which will be upheld by the courts of the State of California and any other relevant jurisdiction (other than the Cayman Islands) as a matter of the Relevant Law and all other relevant laws (other than the laws of the Cayman Islands).

2.4	Copies of documents, conformed copies or drafts of documents provided to us are true and complete copies of, or in the final forms of, the originals.

2.5	All signatures, initials and seals are genuine.

2.6

The capacity, power, authority and legal right of all parties under all relevant laws and regulations (other than, with respect to the Company, the laws and regulations of the Cayman Islands) to enter into, execute, unconditionally deliver and perform their respective obligations under the Plans.

2.7

There is nothing under any law (other than the laws of the Cayman Islands) which would or might affect the opinions set out below. Specifically, we have made no independent investigation of the Relevant Law.

2.8

The Company has received, or will receive, money or money’s worth (the “Consideration”) in consideration for the issue of the Shares, and none of the Shares have, or will be, issued for less than par value.

Save as aforesaid we have not been instructed to undertake and have not undertaken any further enquiry or due diligence in relation to the transaction the subject of this opinion.

3	Opinions

Based upon, and subject to, the foregoing assumptions and the qualification set out below, and having regard to such legal considerations as we deem relevant, we are of the opinion that the Shares to be offered and issued by the Company pursuant to the provisions of the Plans, have been duly authorised for issue, and when issued by the Company pursuant to the provisions of the Plans for the consideration fixed thereto and duly registered in the Company’s register of members (shareholders), will be validly issued and (assuming that all of the Consideration is received by the Company) will be fully paid and non-assessable.

4	Qualifications

The opinions expressed above are subject to the following qualification:

4.1

Under the Companies Law (2018 Revision) of the Cayman Islands (the “Companies Law”), the register of members of a Cayman Islands company is by statute regarded as prima facie evidence of any matters which the Companies Law directs or authorises to be inserted therein. A third party interest in the shares in question would not appear. An entry in the register of members may yield to a court order for rectification (for example, in the event of fraud or manifest error).

4.2

In this opinion letter, the phrase “non-assessable” means, with respect to the issuance of shares, that a shareholder shall not, in respect of the relevant shares and in the absence of a contractual arrangement, or an obligation pursuant to the memorandum and articles of association, to the contrary, have any obligation to make further contributions to the Company’s assets (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. In providing our consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act or the Rules and Regulations of the Commission thereunder.

This opinion is addressed to you and may be relied upon by you and your counsel. This opinion is limited to the matters detailed herein and is not to be read as an opinion with respect to any other matter.

Yours faithfully

/s/ Maples and Calder
Maples and Calder

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